UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Name of the Issuer)

eLong, Inc.
China E-dragon Holdings Limited
China E-dragon Mergersub Limited
TCH Sapphire Limited
Tencent Asset Management Limited
Tencent Holdings Limited
C-Travel International Limited
Ctrip.com International, Ltd.
Seagull Limited
Ocean Imagination L.P.
Ocean Voyage L.P.
Fortune Smart Holdings Limited
Nanyan Zheng
Luxuriant Holdings Limited
Hao Jiang
Oasis Limited
Rong Zhou
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

290138205
(CUSIP Number)

eLong, Inc. Hao Jiang Oasis Limited Rong Zhou Xingke Plaza, Tower B, Third Floor 10 Middle Jiuxianqiao Road, Chaoyang District Beijing 100015 People’s Republic of China Tel: +86-10-5860-2288	TCH Sapphire Limited Tencent Asset Management Limited Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East Wanchai Hong Kong Tel: +86-755-8601-3388 ext 72000
China E-dragon Holdings Limited
China E-dragon Mergersub Limited
c/o Walkers Corporate Limited,
Cayman Corporate Centre, 27 Hospital Road
George Town, Grand Cayman KY1-9008
Cayman Islands
Tel: +86-755-8601-3388 ext 72000
Ocean Imagination L.P.
Ocean Voyage L.P.
Fortune Smart Holdings Limited
Nanyan Zheng
No. 300 Xinjiaoxi Road, Haizhu District
Guangzhou, Guangdong 510320
People’s Republic of China
Tel: +86 20 8414 3753

C-Travel International Limited Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 The People’s Republic of China Attention: Xiaofan Wang, Chief Financial Officer Tel: +86-21-34064880	Seagull Limited Units 1102-03, 11th Floor Nine Queen’s Road Central Hong Kong Tel: +852 2520-6878

Luxuriant Holdings Limited
No. 4 Lane 163, South Maoming Road
Shanghai 200020
People’s Republic of China
Tel: +86-21-60758990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Jeanette K. Chan Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852-2846-0300

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3910 4850	Karen M. Yan, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office No. 1155 Fang Dian Road Pudong, Shanghai 201204 People’s Republic of China Tel: +86 21 8017 1200

Timothy B. Bancroft
Goulston & Storrs PC
400 Atlantic Avenue
Boston, MA 02110
USA
Tel +1617-482-1776

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$159,254,150.40	$16,036.89

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $9.00 for 16,196,272 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 163,270 Shares multiplied by $0.72 per option (which is the difference between the $9.00 per share merger consideration and the weighted average exercise price of $8.28 per share) plus (c) the product of restricted share unit awards to receive 1,485,572 Shares multiplied by the $9.00 per share merger consideration ((a), (b) and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) eLong, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares designated as “ordinary shares”, par value $0.01 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), including the Ordinary Shares represented by American depositary shares, each representing two Ordinary Shares (“ADSs”), the ordinary shares designated as “high-vote ordinary shares,” par value $0.01 per share (each, a “High-Vote Ordinary Share” and collectively, the “High-Vote Ordinary Shares” and together with the Ordinary Shares, the “Shares” and each a “Share”) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) China E-dragon Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) China E-dragon Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Parent (“Merger Sub”); (d) TCH Sapphire Limited (“TCH”), a British Virgin Islands business company that is wholly owned by Tencent Holdings Limited; (e) Tencent Asset Management Limited (“TAML”), a British Virgin Islands business company that is wholly owned by Tencent Holdings Limited; (f) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent” and together with TCH and TAML, the “Tencent Entities”); (g) C-Travel International Limited (“C-Travel”), an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Ctrip.com International, Ltd.; (h) Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip” and together with C-Travel, the “Ctrip Entities”); (i) Ocean Imagination L.P. (“Ocean Imagination”), an exempted limited partnership formed and registered under the laws of the Cayman Islands; (j) Ocean Voyage L.P. (“Ocean Voyage”), an exempted limited partnership formed and registered under the laws of the Cayman Islands; (k) Fortune Smart Holdings Limited (“Fortune”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (l) Nanyan Zheng (“Mr. Zheng” and together with Ocean Imagination, Ocean Voyage and Fortune, the “Ocean Parties”); (m) Seagull Limited (“Seagull”), a British Virgin Islands business company; (n) Luxuriant Holdings Limited (“Luxuriant”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (o) Hao Jiang, the chief executive officer of the Company (“Mr. Jiang”), (p) Oasis Limited, a British Virgin Islands business company that is wholly owned by Mr. Jiang (“Oasis” together with Mr. Jiang, the “Oasis Parties”), and (q) Rong Zhou, the chief operating officer of the Company (“Mr. Zhou”). TCH, C-Travel, Ocean Imagination and Luxuriant are collectively referred to herein as the “Rollover Shareholders.” Parent, Merger Sub, the Tencent Entities, the Ctrip Entities, the Ocean Parties, Seagull, Luxuriant, the Oasis Parties and Mr. Zhou are collectively referred to herein as the “Buyer Group.”

On February 4, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company resulting from the merger.

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), (a) each outstanding Share, other than (i) 25,440,699 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) owned by Parent, the Company, or their respective direct or indirect subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the ADS depositary (as defined below) reserved for the issuance, settlement and allocation upon exercise or vesting of Company Options and/or Company RSU Awards (each as defined below) under the Company Equity Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, will be cancelled in exchange for the right to receive $9.00 in cash without interest (the “Per Share Merger Consideration”), and (b) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) will be cancelled in exchange for the right to receive $18.00 in cash per ADS without interest (the “Per ADS Consideration”) (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of July 15, 2014, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders from time to time of ADSs issued thereunder), in each case, net of any applicable withholding taxes described in the merger agreement. The Excluded Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined in accordance with, and subject to compliance with, the Cayman Islands Companies Law.

At the Effective Time, each outstanding fully vested option to purchase Shares (each a “Company Option”) granted under the Company’s 2009 Share and Annual Incentive Plan, as amended in September 2013, and the Stock and Annual Incentive Plan adopted in July 2004 (together, the “Company Equity Plans”), other than the vested Company Options held by the Executive Equityholders (as defined below), shall be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “Option Consideration”) equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Ordinary Share subject to such Company Option, multiplied by (b) the number of Ordinary Shares underlying such Company Option, provided that if the exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

At the Effective Time, each outstanding fully vested restricted share unit (each a “Company RSU Award”) granted under the Company Equity Plans, other than the vested Company RSU Awards held by the Executive Equityholders (as defined below), shall be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “RSU Award Consideration”) equal to (a) the Per Share Merger Consideration multiplied by (b) the number of Ordinary Shares underlying such Company RSU Award.

At the Effective Time, each outstanding unvested Company Option granted under the Company Equity Plans, other than the unvested Company Options held by the Executive Equityholders (as defined below), shall be cancelled and immediately converted into the right to receive in exchange therefor an award of options to purchase (each a “Parent Option” and collectively, the “Parent Options”) (a) the same number of Parent common shares as the total number of Ordinary Shares subject to such Company Option immediately prior to the Effective Time, (b) at a per-share exercise price equal to the exercise price per Ordinary Share at which such Company Option was exercisable immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company Equity Plan and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company Option.

At the Effective Time, each outstanding unvested Company RSU Award granted under the Company Equity Plans, other than the unvested Company RSU Awards held by the Executive Equityholders (as defined below) and the unvested Company RSU Awards held by the Former CEO (as defined below), shall be cancelled and immediately converted into the right to receive in exchange therefor an award of Parent restricted share units (each a “Parent RSU Award” and collectively, the “Parent RSU Awards”) to acquire the same number of Parent common shares as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company Equity Plan and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company RSU Award.

At the Effective Time, each outstanding Company Option held by certain members of the Company’s executive management (each an “Executive Equityholder” and collectively, the “Executive Equityholders”), shall be cancelled and immediately converted into the right to receive in exchange therefor, either the Option Consideration (if any) or a Parent Option, as specified in, and in accordance with, the relevant agreement among each such Executive Equityholder, Parent and Merger Sub (each an “Executive Excluded Securities Letter”). At the Effective Time, each outstanding Company RSU Award held by each Executive Equityholder, shall be cancelled and immediately converted into the right to receive in exchange therefor, either the RSU Award Consideration or a Parent RSU Award, as specified in, and in accordance with the terms and conditions of the relevant Executive Excluded Securities Letter of such Executive Equityholder.

At the Effective Time, each unvested Company RSU Award held by the Company’s former chief executive officer, Guangfu Cui (the “Former CEO”), shall be cancelled and immediately converted into the right to receive in exchange therefor, the RSU Award Consideration, in accordance with the terms and conditions of the agreement among the Former CEO, Parent, Merger Sub and the Company.

Under the terms of the support agreement entered into by and among Parent and the Rollover Shareholders (the “Support Agreement”), concurrently with the execution and delivery of the merger agreement, at the Effective Time, the Rollover Shares shall be cancelled for no consideration, and each Rollover Shareholder shall, at the closing of the merger, subscribe or cause its affiliate to subscribe, for the number and class of shares in Parent set forth in the Support Agreement.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares entitled to vote present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”
•	“The Extraordinary General Meeting — Shareholders and ADS Holders Entitled to Vote; Voting Materials”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs”
(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the Company’s ADSs, Dividends and Other Matters — Dividend Policy”
(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs — Prior Public Offerings”
(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”
•	“Special Factors — Related Party Transactions”

Item 3 Identity and Background of Filing Person

(a)	Name and Address. eLong, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex D — Directors and Executive Officers of Each Filing Person”
(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex D — Directors and Executive Officers of Each Filing Person”
(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Annex D — Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)(1)	Material Terms. Not applicable.
(a)(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”

•	“The Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(b)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(d)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Dissenters’ Rights”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Dissenters’ Rights”
•	“Annex C — Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238”
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Provisions for Unaffiliated Security Holders”
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Related Party Transactions”
•	“Transactions in the Shares and ADSs”
(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Support Agreement”
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Financing”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Special Factors — Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Transactions in the Shares and ADSs”
•	“Annex A — Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors — Effect of the Merger on the Company”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Merger”
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Summary Term Sheet — Plans for the Company after the Merger”
•	“Summary Term Sheet — Financing of the Merger”
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Background of the Merger”

•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors — Effect of the Merger on the Company”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Financing”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Summary Term Sheet — Plans for the Company after the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors — Effects on the Company if the Merger is not Completed”
(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors — Effect of the Merger on the Company”
•	“Special Factors — Alternatives to the Merger”
(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Purposes and Effects of the Merger”
•	“Special Factors — Background of the Merger”

•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Effect of the Merger on the Company”
•	“Special Factors — Plans for the Company after the Merger”
•	“Special Factors — Effects on the Company if the Merger is not Completed”
•	“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Earnings”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Special Factors — Material U.S. Federal Income Tax Consequences”
•	“Special Factors — PRC Tax Consequences”
•	“Special Factors — Cayman Islands Tax Consequences”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”
•	“Summary Term Sheet — Position as to Fairness”
•	“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Annex B — Opinion of Duff & Phelps, LLC as Financial Advisor”
(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting — Vote Required”
(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors — Background of the Merger”
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Annex B — Opinion of Duff & Phelps, LLC as Financial Advisor”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”
•	“Annex B — Opinion of Duff & Phelps, LLC as Financial Advisor”
(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares (including Shares represented by ADSs) or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A — Agreement and Plan of Merger”
(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing”

(c)	Expenses. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Fees and Expenses”
•	“Special Factors — Fees and Expenses”
(d)	Borrowed Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Financing of the Merger”
•	“Special Factors — Financing”
•	“The Merger Agreement and Plan of Merger — Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors — Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Extraordinary General Meeting — Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — Recommendations of the Special Committee and the Board of Directors”
•	“Summary Term Sheet — Position as to Fairness”
•	“Summary Term Sheet — Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”
•	“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”
•	“The Extraordinary General Meeting — Our Board of Directors’ Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, filed on March 13, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine-month periods ended September 30, 2014, and September 30, 2015 are incorporated herein by reference to the Company’s 2015 third quarter earnings release furnished on Form 6-K on November 19, 2015.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“The Extraordinary General Meeting — Solicitation of Proxies”
(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet — The Parties Involved in the Merger”
•	“Special Factors — Interests of Certain Persons in the Merger”
•	“Annex D — Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated February 4, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 4, 2016.
(b)-(1)	Equity Commitment Letter, dated as of February 4, by and among Tencent Asset Management Limited and Parent.
(b)-(2)	Equity Commitment Letter, dated as of February 4, by and among Ocean Imagination L.P. and Parent.
(b)-(3)	Equity Commitment Letter, dated as of February 4, by and among Seagull Limited and Parent.
(b)-(4)	Equity Commitment Letter, dated as of February 4, by and among Jiang Hao and Parent.
(b)-(5)	Equity Commitment Letter, dated as of February 4, by and among Zhou Rong and Parent.
(c)-(1)	Opinion of Duff & Phelps, LLC dated February 4, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 4, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of February 4, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Tencent Asset Management Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Limited Guarantee, dated as of February 4, 2016, by C-Travel International Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(4)	Limited Guarantee, dated as of February 4, 2016, by Ocean Imagination L.P. in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Support Agreement, dated as of February 4, 2016, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex F to the proxy statement.
(d)-(4)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Bai Zhi Wei incorporated herein by reference to Annex G to the proxy statement.
(d)-(5)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Ding Hao Chuan (Gary Ding) incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Wang Wei incorporated herein by reference to Annex G to the proxy statement.
(d)-(7)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yang Rui Zhi (Philip Yang) incorporated herein by reference to Annex G to the proxy statement.
(d)-(8)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yu Pei incorporated herein by reference to Annex G to the proxy statement.
(d)-(9)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Zou Zheng Chen incorporated herein by reference to Annex G to the proxy statement.
(d)-(10)	Former CEO Letter Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, the Company and Mr. Guangfu Cui incorporated herein by reference to Annex H to the proxy statement.
(d)-(11)	Interim Investors Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Ocean Imagination L.P., Luxuriant Holdings Limited, Oasis Limited and Zhou Rong incorporated herein by reference to Annex I to the proxy statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2016

eLong, Inc.

By:	/s/ May Wu Name: May Wu Title: Chairman of Special Committee

China E-dragon Holdings Limited

By:	/s/ Haifeng Lin Name: Haifeng Lin Title: Director

China E-dragon Mergersub Limited

By:	/s/ Haifeng Lin Name: Haifeng Lin Title: Director

TCH Sapphire Limited

By:	/s/ Huateng Ma Name: Huateng Ma Title: Director

Tencent Asset Management Limited

By:	/s/ Huateng Ma Name: Huateng Ma Title: Director

Tencent Holdings Limited

By:	/s/ Huateng Ma Name: Huateng Ma Title: Chairman of the Board

C-Travel International Limited

By:	/s/ Xiaofan Wang Name: Xiaofan Wang Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang Name: Xiaofan Wang Title: Director

Seagull Limited

By:	/s/ James Jianzhang Liang Name: James Jianzhang Liang Title: Director

Luxuriant Holdings Limited

By:	/s/ Li Qun Wang Name: Li Qun Wang Title: Director

Oasis Limited

By:	/s/ Hao Jiang Name: Hao Jiang Title: Director

Hao Jiang

/s/ Hao Jiang

Rong Zhou

/s/ Rong Zhou

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P. its General Partner
By:	Fortune Smart Holdings Limited its General Partner
By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Fortune Smart Holdings Limited its General Partner
By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

FORTUNE SMART HOLDINGS LIMITED

By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

NANYAN ZHENG

/s/ Nanyan Zheng

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated February 4, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 4, 2016.
(b)-(1)	Equity Commitment Letter, dated as of February 4, by and among Tencent Asset Management Limited and Parent.
(b)-(2)	Equity Commitment Letter, dated as of February 4, by and among Ocean Imagination L.P. and Parent.
(b)-(3)	Equity Commitment Letter, dated as of February 4, by and among Seagull Limited and Parent.
(b)-(4)	Equity Commitment Letter, dated as of February 4, by and among Jiang Hao and Parent.
(b)-(5)	Equity Commitment Letter, dated as of February 4, by and among Zhou Rong and Parent.
(c)-(1)	Opinion of Duff & Phelps, LLC dated February 4, 2016, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 4, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of February 4, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Tencent Asset Management Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Limited Guarantee, dated as of February 4, 2016, by C-Travel International Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(4)	Limited Guarantee, dated as of February 4, 2016, by Ocean Imagination L.P. in favor of the Company incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Support Agreement, dated as of February 4, 2016, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex F to the proxy statement.
(d)-(4)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Bai Zhi Wei incorporated herein by reference to Annex G to the proxy statement.
(d)-(5)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Ding Hao Chuan (Gary Ding) incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Wang Wei incorporated herein by reference to Annex G to the proxy statement.
(d)-(7)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yang Rui Zhi (Philip Yang) incorporated herein by reference to Annex G to the proxy statement.
(d)-(8)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yu Pei incorporated herein by reference to Annex G to the proxy statement.

(d)-(9)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Zou Zheng Chen incorporated herein by reference to Annex G to the proxy statement.
(d)-(10)	Former CEO Letter Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, the Company and Mr. Guangfu Cui incorporated herein by reference to Annex H to the proxy statement.
(d)-(11)	Interim Investors Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Ocean Imagination L.P., Luxuriant Holdings Limited, Oasis Limited and Zhou Rong incorporated herein by reference to Annex I to the proxy statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.